

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

<u>Via Facsimile</u>
Mr. Kyle Schlosser
President, Chief Executive Officer, and Director
Fero Industries, Inc.
254-16 Midlake Boulevard SE
Calgary Alberta, Canada T2X 2X7

> **Re:** **Fero Industries, Inc.**
> **Form 10-K for the for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
>
> **Form 10-K/A Amendment No. 1**
> **Filed December 13, 2010**
> **File No. 000-53337**

Dear Mr. Schlosser:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Patrick Gilmore for

Craig Wilson
Sr. Asst. Chief Accountant